September 18, 2015

RE: Get cash now from your Del Taco Restaurant Properties II investment.

Dear Investor,

Good news!  Now you can sell your Del Taco Restaurant Properties II investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you our INCREASED Offer Price of $235 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Del Taco Restaurant Properties II to decide if or when you get your money back. But this offer expires on October 28, 2015, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. Del Taco Restaurant Properties II has entered into an agreement to sell its properties, but the sale needs to be approved by the limited partners and needs to close before the Partnership can liquidate. Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Del Taco Restaurant Properties II confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Robert Dixon
President, MacKenzie Realty Capital, Inc.

P.S. Remember, this offer expires October 28, 2015. So don't delay. Fill out and mail in the Del Taco Restaurant Properties II Assignment Form today so we can rush you a check.